For Period Ending 12/31/05
File No. 811-8274

Item 77O. Transactions Effected Pursuant to Rule 10f-3

MassMutual Select Small Cap Growth Equity Fund (Series 11)

On August 2, 2005, Registrant purchased 2,900 shares issued by Net 1 UEPS Technologies Inc at a price of $22.00 per share, amounting to a $63,800 aggregate purchase price. Jefferies & Co, an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. Morgan Stanley was the broker from whom the Fund purchased shares.

On October 5, 2005, Registrant purchased 13,800 shares issued by Endo Pharmaceuticals Holdings at a price of $26.04 per share, amounting to a $359,352 aggregate purchase price. Jefferies & Co, an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. Morgan Stanley was the broker from whom the Fund purchased shares.

On December 7, 2005, Registrant purchased 2,200 shares issued by Patni Computer Systems Ltd at a price of $20.34 per share, amounting to a $44,748 aggregate purchase price. Jefferies & Co, an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. Goldman Sachs was the broker from whom the Fund purchased shares.

MassMutual Select Strategic Balanced Fund (Series 32)

On July 21, 2005, Registrant purchased 2,200 shares issued by LG Philips LCD, Co, Ltd. at a price of $21.32 per share, amounting to a $46,904 aggregate purchase price. Citigroup Global Markets, an affiliate of Salomon Brothers Asset Management, participated in the underwriting syndicate. Morgan Stanley was the broker from whom the Fund purchased shares.

MassMutual Select Overseas Fund (Series 20)

On July 8, 2005, Registrant purchased 12,662 shares issued by Gaz de France at a price of $27.9782 per share, amounting to a $354,260.10 aggregate purchase price. JP Morgan Chase, an affiliate of American Century Global Investment Management, Inc., participated in the underwriting syndicate. Chevreaux de Vivieu was the broker from whom the Fund purchased shares.